UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On February 8, 2018, Top Ships Inc. (the "Company") entered into an Amendment No. 2 (the "Second Amendment") to its previously announced Note Purchase Agreement dated December 14, 2017, as amended by an Amendment dated January 5, 2018, with Crede Capital Group LLC ("Crede"), pursuant to which the Company will issue an unsecured promissory note in the original principal amount of $6,400,000 (the "Promissory Note") to Crede.
Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Second Amendment.
Attached to this report on Form 6-K as Exhibit 1.2 is the Promissory Note.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 9, 2018	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis
Chief Executive Officer

Exhibit 1.1

AMENDMENT NO. 2 TO
NOTE PURCHASE AGREEMENT

This Amendment No. 2 to Note Purchase Agreement (this "Amendment"), dated as of February 8, 2018, is by and among TOP Ships Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (the "Company"), and Crede Capital Group, LLC, a Delaware limited liability company (the "Investor").

WHEREAS, The Company and the Investor have entered into that certain Note Purchase Agreement dated as of December 14, 2017 (as amended, the "Note Purchase Agreement"), as amended by an Amendment to Note Purchase Agreement dated as of January 5, 2018.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein shall have the same meanings as set forth in the Note Purchase Agreement.

2. Amendment to Note Purchase Agreement.

(a)          Section 1(d) of the Note Purchase Agreement is hereby amended by deleting the Section in its entirety and replacing it with the following:

(d) Revolving Credit. After the initial issuance of the Note in accordance with Section 1(a), upon payments made by the Company to the Investor such that the outstanding principal amount of the Note is at or lower than $7,500,000 prior to the Maturity Date (as defined in the Note), the Company may issue and sell to the Investor, and the Investors shall be obligated to purchase, an additional Note in the original amount of $5,369,000 on terms substantially identical to the initial Note issued in accordance with Section 1(a) of this Agreement (the "Second Note Purchase Price") on terms substantially identical to the initial Note issued in accordance with Section 1(a) of this Agreement (the "Second Closing"). After the issuance of the second Note in accordance with the previous sentence, upon payments made by the Company to the Investor such that the outstanding principal amount of the Note is at or below $7,500,000 prior to the Maturity Date, the Company may issue and sell to the Investor, and the Investor shall be obligated purchase, an additional Note in the original principal amount of $6,400,000 (the "Third Note Purchase Price") on terms substantially identical to the initial Note issued in accordance with Section 1(a) of this Agreement (the "Third Closing" and collectively with the First Closing and the Second Closing, the "Closing").

3. Conditions to Effectiveness. This Amendment shall become effective when executed and delivered by each of the parties hereto.

4. Ratifications. Except as expressly modified and superseded by this Amendment as set forth in Section 2 hereof, the terms and provisions of the Note Purchase Agreement are ratified and confirmed and shall continue in full force and effect.

5. Severability. Any provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment and the effect thereof shall be confined to the provision so held to be invalid or unenforceable.

6. APPLICABLE LAW. THIS AMENDMENT AND ALL OTHER DOCUMENTS EXECUTED PURSUANT HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

7. Counterparts. This Amendment may be executed and delivered in any number of counterparts, and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute one and the same instrument. Execution of this Amendment via facsimile or other electronic transmission (e.g., .pdf) shall be effective, and signatures received via facsimile or other electronic transmission shall be binding upon the parties hereto and shall be effective as originals.

8. Headings. The headings, captions, and arrangements used in this Amendment are for convenience only and shall not affect the interpretation of this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Amendment to be duly executed as of the date first written above.

COMPANY: TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name:	Alexandros Tsirikos
Title:	Chief Financial Officer

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Amendment to be duly executed as of the date first written above.

INVESTOR: CREDE CAPITAL GROUP, LLC

By:	/s/ Terren Peizer
Name:	Terren Peizer
Title:	Chairman

Exhibit 1.2

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES (AS DEFINED HEREIN OR, DIRECTLY OR INDIRECTLY, TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  IN ADDITION, HEDGING TRANSACTIONS INVOLVING THIS NOTE MAY NOT BE CONDUCTED UNLESS IN ACCORDANCE WITH THE 1933 ACT.  "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.  ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 17(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

TOP SHIPS INC.
Promissory Note

Issuance Date: February 9, 2018	Original Principal Amount: U.S. $6,400,000 Purchase Price: U.S. $6,400,000

FOR VALUE RECEIVED, TOP SHIPS INC., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (the "Company"), hereby promises to pay to the order of Crede Capital Group, LLC or its registered assigns ("Holder") the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption or otherwise, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal (as defined below) (as such interest on any outstanding Principal may be reduced pursuant to the terms hereof pursuant to redemption or otherwise) at the applicable Interest Rate (as defined below) from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon the Maturity Date or acceleration, redemption or otherwise (in each case in accordance with the terms hereof). This Promissory Note (this "Note", including all Notes issued in exchange, transfer or replacement hereof, collectively, the "Notes") is issued pursuant to the Note Purchase Agreement (as defined below) on the Closing Date (as defined below). Certain capitalized terms used herein are defined in Section 28.

1.          PAYMENTS OF INTEREST AND PRINCIPAL; PREPAYMENT.

(a)          On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges (as defined in Section 23(c)) on such Principal and Interest).

(b)          On the first day of each month following the Issuance Date ("Monthly Payment Date"), the Company shall pay an amount of cash representing (i) for the period of six months immediately following the Issuance Date (including the Issuance Date), accrued and unpaid interest only at the Interest Rate as of such Monthly Payment Date and (ii) for the period following the end of the sixth months immediately following the Issuance Date (including the Issuance Date) until Maturity Date, equal monthly installments of principal in the amount of three hundred fifty five thousand five hundred fifty five dollars ($355,555) together with any accrued and unpaid interest, as adjusted for prepayments.

(c)          The Company shall use the full amount of proceeds received by the Company from time to time pursuant to the sale of any securities issued and sold by the Company after the date of this Note, except common shares issuable upon exercise of the warrants issued on June 11, 2014, to prepay all or any portion of the outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, which prepayment must be made within three (3) Business Days each time the Company receives any such proceeds.

2.          INTEREST; INTEREST RATE.

(a)          Interest on this Note shall commence accruing on the Issuance Date, shall accrue daily at the Interest Rate on the outstanding Principal amount from time to time, shall be computed on the basis of a 360-day year and twelve 30-day months and shall be payable in cash to the Holder (i) monthly, starting on the date that is the first day of the first month after the Issuance Date and (ii) on the Maturity Date or any applicable Redemption Date (each, an "Interest Date").

(b)          From and after the occurrence and during the continuance of any Event of Default, the Interest Rate shall automatically be increased to twenty percent (20.0%) per annum.  In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

3.          RESERVED.

4.          RIGHTS UPON EVENT OF DEFAULT.
(a)          Event of Default.  Each of the following events shall constitute an "Event of Default":

(i)          the Company's or any Subsidiary's (as defined in the Note Purchase Agreement) failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company's or any Subsidiary's failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Note Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure remains uncured for a period of at least five (5) Business Days;

(ii)          the occurrence of any default under, redemption of or acceleration prior to maturity of an aggregate of any Indebtedness of the Company or any of its Subsidiaries in excess of $1,000,000, or the occurrence or existence of any event of default for which we have received a notice from the lender under any outstanding loan or credit facility in connection with a breach of a financial covenant set forth in the governing agreement of such loan or credit facility which has not been cured within twenty (20) Business Days;

(iii)          bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(iv)          the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(v)          the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

(vi)          a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $1,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(vii)          the Company and/or any Subsidiary, individually or in the aggregate, either (i) fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $1,000,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $1,000,000, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate;

(viii)          the Company's failure to apply all proceeds received from the sale of any securities issued and sold by the Company after the date of this Note, except for any proceeds received in connection with the issuance of common shares upon the exercise of the warrants issued on June 11, 2014, to prepay all or any portion of the outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges in accordance with Section 1(c).

(ix)          other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation, warranty, covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Business Days;

(x)          the Company's failure to maintain the listing of its common stock on The NASDAQ Capital Market, The New York Stock Exchange, the NYSE MKT, the NYSE Arca, The NASDAQ Global Select Market, or The NASDAQ Global Market (or any successor to any of the foregoing);

(xi)          the Company's inability to issue any of its securities for 20 consecutive Business Days for any reason;

(xii)          the Company's failure at any time to issue Common Shares to the Holder pursuant to the Common Stock Purchase Agreement, dated December 11, 2017 by and between the Company and the Holder, except for the purposes of complying with the Company's code of ethics and any related black-out periods;

(xiii)          the lapse, for any reason, of the effectiveness of the Company's registration statement on Form F-3 (SEC file number 333-215577);

(xiv)          the Company's issuance, offer, sale, grant of any option or right to purchase, or other disposition (or any announcement in connection with any of the foregoing) of any equity security or any equity-linked or related security (including, without limitation, any "equity security" (as that term is defined under Rule 405 promulgated under the Securities Act)), or any Convertible Securities, without the prior written consent of the Holder, except to the extent allowed under any existing agreements of the Company.  "Convertible Securities" means any capital stock, note, debenture, preferred stock or other security of the Company or any of its Subsidiaries that is, or may become, at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock, note, debenture or other security of the Company (including, without limitation, Common Stock) or any of its Subsidiaries.

(xv)          any Material Adverse Effect (as defined in the Note Purchase Agreement) occurs; or

(xvi)          any Change of Control occurs.

(b)          Notice of an Event of Default; Redemption Right.  Upon the occurrence of an Event of Default with respect to this Note, the Company shall within one (1) Business Day deliver written notice thereof via facsimile and overnight courier (with next day delivery specified) (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem, at any time during the period commencing on the date the Holder first becomes aware of such Event of Default through and including the tenth (10th) Business Day after the later of (x) the date the Holder receives the applicable Event of Default Notice with respect there and (y) the date such Event of Default has been cured, all or any amount of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the amount of this Note the Holder is electing to redeem. Each amount of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company in cash at a price equal to the product of (i) the Outstanding Amount to be redeemed multiplied by (ii) the Redemption Premium (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 10. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. In the event of the Company's redemption of any portion of this Note under this Section 4(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

5.          RIGHTS UPON FUNDAMENTAL TRANSACTION.  The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5 pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, and having similar ranking to the Notes, and satisfactory to the Holder. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Notwithstanding the foregoing, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5 to permit the Fundamental Transaction without the assumption of this Note. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions.

6.          RESERVED.

7.          NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its articles of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

8.          RESERVED.

9.          COMPANY OPTIONAL REDEMPTION.  At any time after the Issuance Date, the Company shall have the right to redeem all or any portion of the Outstanding Amount then remaining under this Note (each, a "Company Optional Redemption Amount") on a Company Optional Redemption Date (each as defined below) (each, a "Company Optional Redemption"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash at a price equal to 120% of the Outstanding Amount being redeemed (the "Company Optional Redemption Price"); provided, however, that if the Company provides the Holder a written notice of an offer to match the terms of a bona fide financing offer by a third party (such terms offered by the third party to be memorialized by an executed term sheet between such third party and the Company), and the Holder does not send a written notice to the Company within fourty-eight (48) hours in acceptance of such offer by the Company, the Company Optional Redemption Price shall be reduced to 115% of the applicable Outstanding Amount. The Company may exercise its right to require redemption under this Section 9 by delivering an irrevocable written notice thereof by electronic mail, facsimile or overnight courier to the Holder (each, a "Company Optional Redemption Notice" and the date the Holder receives such notice is referred to as the "Company Optional Redemption Notice Date"). The Company Optional Redemption Notice shall (A) state the date on which the Company Optional Redemption shall occur (the "Company Optional Redemption Date"), which date shall not be less than three (3) Business Days nor more than ninety (90) calendar days following the Company Optional Redemption Notice Date, and (B) state the total Outstanding Amount of this Note which is being redeemed in such Company Optional Redemption from the Holder pursuant to this Section 9 on the Company Optional Redemption Date. Redemptions made pursuant to this Section 9 shall be made in accordance with Section 10.

10.          EVENT OF DEFAULT REDEMPTIONS MECHANICS.  The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. The Company shall deliver the applicable Company Optional Redemption Price to the Holder on the applicable Company Optional Redemption Date. In the event of a redemption of less than all of the Outstanding Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Outstanding Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid.  Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Outstanding Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 17(d)) to the Holder representing such Outstanding Amount. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Outstanding Amount subject to such notice.

11.          VOTING RIGHTS.  The Holder shall have no voting rights as the holder of this Note, except as required by law and as expressly provided in this Note.

12.          RESERVED.

13.          COVENANTS.  Until the Notes have been redeemed or otherwise satisfied in accordance with their terms:

(a)          Rank.  All payments due under the Notes (i) shall rank junior to the Company's loan and credit facilities outstanding as of the Issuance Date and (ii) shall be pari passu with all other Indebtedness of the Company and its Subsidiaries.

(b)          Reserved.

(c)          Reserved.

(d)          Restricted Payments.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing.

(e)          Restricted Issuances.  The Company shall (i) only incur additional Indebtedness after the Closing Date in accordance with Section 13(a), above, and 4(h) of the Note Purchase Agreement, and (ii) not issue any other securities that would cause a breach or default under the Notes.

(f)          Restriction on Redemption and Cash Dividends.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock (other than any obligations to do so outstanding as of the Issuance Date).

(g)          Restriction on Transfer of Assets.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any material assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business, it being expressly understood and acknowledged that the Subsidiaries are expected to and are allowed to sell various vessels currently owned and (ii) sales of inventory in the ordinary course of business. Notwithstanding the foregoing, this provision shall not apply to any transactions pursuant to a binding agreement existing on the date hereof.

(h)          Reserved.

(i)          Change in Nature of Business.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by the Company and each of its Subsidiaries on the Issuance Date or any business substantially related or incidental thereto.  The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

(j)          Preservation of Existence, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(k)          Maintenance of Properties, Etc.  The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any material loss or forfeiture thereof or thereunder.

(l)          Maintenance of Intellectual Property.  The Company will, and will cause each of its Subsidiaries to, take all reasonable action necessary or advisable to maintain all of the Intellectual Property Rights of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(m)          Maintenance of Insurance.  The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(n)          Material Transactions with Affiliates.  The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any material transaction or series of related material transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except (i) pursuant to agreements in existence as of the date hereof; (ii) in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm's length transaction with a Person that is not an affiliate thereof; or (iii) any transaction completed with Evangelos J. Pistiolis and/or his affiliates.

14.          PARTICIPATION.  The Holder, as the holder of this Note, shall not be entitled to any dividends paid or distributions made to the holders of Common Shares.

15.          AMENDING THE TERMS OF THIS NOTE.  The prior written consent of the Holder shall be required for any change or amendment to this Note.

16.          TRANSFER.  This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 17(a) below and Section 5 of the Note Purchase Agreement.

17.          REISSUANCE OF THIS NOTE.

(a)          Transfer.  If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 17(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 17(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this Section 17(a), following redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b)          Lost, Stolen or Mutilated Note.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal.

(c)          Note Exchangeable for Different Denominations.  This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 17(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)          Issuance of New Notes.  Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 17(a) or Section 17(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

18.          REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company's compliance with the terms and conditions of this Note.

19.          PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS.  If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys' fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the original Principal amount hereof.

20.          CONSTRUCTION; HEADINGS.  This Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Terms used in this Note but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

21.          FAILURE OR INDULGENCE NOT WAIVER.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

22.          DISPUTE RESOLUTION.  In the case of a dispute as to the determination of any Redemption Price or fair market value (as the case may be) or the arithmetic calculation of the applicable Redemption Price (as the case may be), the Company or the Holder (as the case may be) shall submit the disputed determinations or arithmetic calculations (as the case may be) via facsimile (i) within two (2) Business Days after receipt of the applicable notice giving rise to such dispute to the Company or the Holder (as the case may be) or (ii) if no notice gave rise to such dispute, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation (as the case may be) being submitted to the Company or the Holder (as the case may be), then the Company shall, within two (2) Business Days, submit via facsimile (a) the disputed determination of any Redemption Price or fair market value (as the case may be) to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of any Redemption Price to an independent, outside accountant selected by the Holder that is reasonably acceptable to the Company. The Company shall cause at its expense the investment bank or the accountant (as the case may be) to perform the determinations or calculations (as the case may be) and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives such disputed determinations or calculations (as the case may be). Such investment bank's or accountant's determination or calculation (as the case may be) shall be binding upon all parties absent demonstrable error.

23.          NOTICES; CURRENCY; PAYMENTS.

(a)          Notices.  Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Note Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore.

(b)          Currency.  All dollar amounts referred to in this Note are in United States Dollars ("U.S. Dollars"), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c)          Payments.  Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by a certified check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing, provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Principal or other amounts due under the Transaction Documents which is not paid when due (solely to the extent such amount is not then accruing interest at the Default Rate) shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of twelve percent (12.0%) per annum from the date such amount was due until the same is paid in full ("Late Charge").

24.          CANCELLATION.  After all Principal, accrued Interest, Late Charges and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

25.          WAIVER OF NOTICE.  To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Note Purchase Agreement.

26.          GOVERNING LAW.  This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  By the execution and delivery of this Note, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004 (together with any successor, the "Agent for Service") as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Note that may be instituted in any state or federal court sitting in The City of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as the Note shall be outstanding. Service upon such Agent for Service in accordance with this Section 26 shall be deemed completed whether or not forwarded to or received by the Company. If such Agent for Service ceases to be able to act as such, resigns as such Agent for Service or to have an address in The City of New York, Borough of Manhattan, the Company agrees to irrevocably appoint a new agent acceptable to the Holder to receive on behalf of the Company service of any legal process and to deliver to the Holder within 14 days a copy of a written acceptance of appointment by such agent. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law.  Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.  THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

27.          MAXIMUM PAYMENTS.  Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law.  In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

28.          CERTAIN DEFINITIONS.  For purposes of this Note, the following terms shall have the following meanings:

(a)          "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(b)          "Change of Control" means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries or (iv) any transaction involving Evangelos J. Pistiolis and/or his affiliates.

(c)          "Closing Date" shall have the meaning set forth in the Note Purchase Agreement, which date is the date the Company initially issued the Note pursuant to the terms of the Note Purchase Agreement.

(d)          "Common Shares" means (i) the Company's common shares, US$0.01 par value per share, and (ii) any capital stock into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.

(e)          "Fundamental Transaction" means that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving corporation) any other Person, or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person, or (3) allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (ii) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock of the Company. Fundamental Transaction shall not mean any transaction involving the Company and any one or more of its Affiliates, Subsidiaries, or any of their respective officers or directors or the affiliates of officers or directors of the Company.

(f)          "GAAP" means United States generally accepted accounting principles, consistently applied.

(g)          "Interest Rate" means (i) for the period of ninety (90) days starting on the Closing Date, two percent (2.0%) per annum, (ii) for the period of ninety days (90) starting on the date that is ninety (90) days immediately following the Closing Date, ten percent (10.0%) per annum and (iii) starting on the date that is one hundred eighty (180) days immediately following the Closing Date, fifteen percent (15%) per annum, in each case as may be adjusted from time to time in accordance with Section 2.

(h)          "Maturity Date" shall mean 24 months from the Closing Date; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Fundamental Transaction Notice is delivered prior to the Maturity Date.

(i)          "Outstanding Amount" means the sum of (i) the portion of the Principal to be redeemed or otherwise with respect to which this determination is being made, (ii) accrued and unpaid Interest with respect to such Principal and (iii) accrued and unpaid Late Charges with respect to such Principal and Interest.

(j)          "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(k)          "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(l)          "Redemption Notices" means, collectively, the Event of Default Redemption Notices and the Company Optional Redemption Notices, and each of the foregoing, individually, a "Redemption Notice."

(m)          "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a) (other than Sections 4(a)(iii) through 4(a)(v)), 120% or (ii) in the case of the Events of Default described in Sections 4(a)(iii) through 4(a)(v), 100%.

(n)          "Redemption Prices" means, collectively, Event of Default Redemption Prices and the Company Optional Redemption Prices and each of the foregoing, individually, a "Redemption Price."

(o)          "Note Purchase Agreement" means that certain Note Purchase Agreement, dated as of the Closing Date, by and between the Company and the Holder pursuant to which the Company issued this Note, as may be amended from time to time.

(p)          "Subsidiaries" shall have the meaning as set forth in the Note Purchase Agreement.

(q)          "Successor Entity" means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(r)          "Voting Stock" of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers, trustees or other similar governing body of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

29.          DISCLOSURE.  Upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, non-public information on a report on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, non-public information relating to the Company or its Subsidiaries.  Nothing contained in this Section 29 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Note Purchase Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
	Name:	Alexandros Tsirikos
	Title:	Chief Financial Officer

[Promissory Note - Signature Page]